Exhibit 99.1

Hydrogenics Corporation

Third Quarter 2009 Interim Consolidated Financial Statements and

Results of Operations

(Unaudited)

Hydrogenics Corporation

Hydrogenics Corporation

Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	September 30 2009	December 31 2008

Assets

Current assets
Cash and cash equivalents	$5,778	$21,601
Restricted cash	1,308	1,130
Accounts receivable	4,767	3,974
Grants receivable	447	505
Inventories (note 5)	11,687	10,101
Prepaid expenses	721	1,161
	24,708	38,472

Restricted cash	246	—
Property, plant and equipment	3,289	4,082
Goodwill	5,025	5,025
	$33,268	$47,579

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$17,022	$17,298
Unearned revenue	5,631	4,785
	22,653	22,083

Deferred research and development grants	—	13
	22,653	22,096

Shareholders’ Equity
Common shares	307,015	307,000
Contributed surplus	16,621	16,300
Deficit	(306,866)	(291,420)
Accumulated other comprehensive loss	(6,155)	(6,397)
Total deficit and accumulated other comprehensive loss	(313,021)	(297,817)
	10,615	25,483
	$33,268	$47,579

Going concern (note 1)

Guarantees and Commitments (note 11)

Douglas Alexander	Norman Seagram
Chairman	Director

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Third Quarter 2009 Interim Consolidated Financial Statements

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Revenues	$3,558	$10,984	$14,634	$30,485

Cost of revenues	2,983	9,496	11,571	25,159
	575	1,488	3,063	5,326
Operating expenses
Selling, general and administrative	4,603	2,819	12,992	12,191
Research and product development (note 8)	1,131	2,115	4,499	5,555
Amortization of property, plant and equipment	292	179	743	700
Amortization of intangible assets	—	63	—	188
	6,026	5,176	18,234	18,634
Loss from operations	(5,451)	(3,688)	(15,171)	(13,308)

Other income (expenses)
Provincial capital tax	—	—	(153)	170
Interest	2	158	85	772
Foreign currency gains (losses)	27	(77)	(190)	117
	29	81	(258)	1,059

Loss before income taxes	(5,422)	(3,607)	(15,429)	(12,249)
Current income taxes	17	121	17	120
Net loss for the period	$(5,439)	$(3,728)	$(15,446)	$(12,369)

Net loss per share
Basic and diluted (note 10)	$(0.06)	$(0.04)	$(0.17)	$(0.13)

Weighted average number of common shares outstanding	92,465,177	92,378,737	92,426,197	91,971,529

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(5,439)	$(3,728)	$(15,446)	$(12,369)
Items not affecting cash
Amortization of property, plant and equipment	292	179	743	700
Amortization of intangible assets	—	63	—	188
Unrealized foreign exchange losses (gains)	(51)	(215)	272	101
Stock-based compensation expense	111	156	321	567
Net change in non-cash working capital	507	(3,228)	(1,218)	3,935
	(4,580)	(6,773)	(15,328)	(6,878)
Investing activities
Decrease in short-term investments	—	—	—	15,032
Decrease (increase) in restricted cash	(63)	631	(424)	(5,363)
Purchase of property, plant and equipment	(13)	(5)	(156)	(330)
	(76)	626	(580)	9,339

Financing activities
Repayment of long-term debt	—	—	—	(11)
Deferred research and development grants	—	155	70	(139)
Common shares issued, net of issuance costs	6	128	15	128
	6	283	85	(22)
Increase (decrease) in cash and cash equivalents during the period	(4,650)	(5,864)	(15,823)	2,439

Cash and cash equivalents — Beginning of period	10,428	23,763	21,601	15,460
Cash and cash equivalents — End of period	$5,778	$17,899	$5,778	$17,899

Supplemental disclosure
Interest paid	$5	$1	$9	$13
Income taxes paid (recovered)	18	30	12	(35)

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Interim Consolidated Statements of Shareholders’ Equity

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity

Balance at Dec. 31, 2007	91,765,691	$306,872	$15,606	$(277,101)	$(4,993)	$40,384

Net loss for the period	—	—	—	(12,369)	—	(12,369)
Foreign currency translation adjustments	—	—	—	—	(773)	(773)
Comprehensive loss	—	—	—	—	—	(13,142)

Shares issued:
Issuance of common shares on exercise of stock options	639,980	128	—	—	—	128
Adjustment for partial shares	(5)	—	—	—	—	—
Stock-based compensation expense	—	—	567	—	—	567
Balance at Sept. 30, 2008	92,405,666	307,000	16,173	(289,470)	(5,766)	27,937

Net loss for the period	—	—	—	(1,950)	—	(1,950)
Foreign currency translation adjustments	—	—	—	—	(631)	(631)
Comprehensive loss						(2,581)

Shares issued:
Stock-based compensation expense	—	—	127	—	—	127
Balance at Dec. 31, 2008	92,405,666	$307,000	$16,300	$(291,420)	$(6,397)	$25,483

Net loss for the nine months ended September 30, 2009	—	—	—	(15,446)	—	(15,446)
Foreign currency translation adjustments	—	—	—	—	242	242
Comprehensive loss						(15,204)

Shares issued:
Issuance of common shares on exercise of stock options	60,000	15	—	—	—	15
Stock-based compensation expense	—	—	321	—	—	321
Balance at Sept. 30, 2009	92,465,666	$307,015	$16,621	$(306,866)	$(6,155)	$10,615

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note  1.  Description of Business and Going Concern

Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM, technology.

While the accompanying interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, there are material uncertainties related to certain adverse conditions and events that cast significant doubt on the validity of this assumption.  The Corporation has not yet realized consistent profitable operations and continues to use cash to fund its operations.  The Corporation’s ability to continue as a going concern is dependent on the successful execution of its business plan, which involves, inter alia: (i) securing additional financing to fund its operations, including completion of the Corporation’s proposed transaction with the trustees of Algonquin Power Income Fund; which the Corporation currently anticipates  will generate C$10.8 million gross proceeds and which the Corporation anticipates closing on October 27, 2009 (ii) advancing product designs for efficiency, durability, cost reduction and entry into complementary markets; (iii) increasing market penetration and sales; (iv) actively managing its liquidity; and (v) retaining and engaging staff.

At present, the success of these initiatives cannot be assured due to certain material uncertainties and hence the appropriateness of the use of accounting principles applicable to a going concern.  The first material uncertainty is the ability of the Corporation to increase revenues and raise additional funding.   If the Corporation is unable to raise additional capital during 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor.  There can be no assurances the Corporation will achieve profitability or positive cash flows or be able to obtain additional funding or that the transaction with the trustees of Algonquin Power Income Fund  will be completed, or if obtained, it will be sufficient, or whether any other initiatives will be successful, such that the Corporation may continue as a going concern.

The second material uncertainty is that the Corporation’s liquidity issues may impair the Corporation’s  ability to execute the Corporation’s business plan, and may result in the elimination of product development and commercialization efforts, reduction of sales and marketing efforts, and the foregoing of attractive business opportunities.  There are also uncertainties related to the timing and use of the Corporation’s cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of existing products and for the development of markets and for customer acceptance of new products. Due to these and other factors, many of which are outside of Hydrogenics’ control, the Corporation may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.  The third material uncertainty is that a sustained and broad economic recession could continue to have a negative impact on the Corporation’s business, results of operations and consolidated financial condition, or Hydrogenics’ ability to accurately forecast results, and it may cause a number of the risks the Corporation currently faces to increase in likelihood, magnitude and duration.  Macro-level changes in the global economy began to affect the Corporation’s business in the fourth quarter of 2008. Operationally, the Corporation experienced a delay in closing orders. Financially, the Corporation experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate these changes may adversely alter the Corporation’s ability to raise capital on favorable terms.

These interim consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not appropriate for these interim consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and balance sheet

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

classifications; such adjustments could be material.

Note 2. Basis of Preparation

The accompanying interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in US dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States (“US GAAP”), except as outlined in notes 3 and 13.

The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three and nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2009. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2008 annual report.

These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2008, except as described below.

Note 3.  New Accounting Standards

The Corporation has adopted the following changes to its accounting policies:

(i)                                  Canadian standards

In February 2008, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064 “Goodwill and Intangible Assets,” which replaced existing Handbook Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standards introduced changes to the recognition, measurement and disclosure of goodwill and intangible assets. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Handbook Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier adoption encouraged. The Corporation adopted this standard effective January 1, 2009.  The adoption of this standard did not have a material impact on the Corporation’s interim consolidated financial position, results of operations or cash flows.

(ii)                              US standards

The following changes only apply to note 13 of the interim consolidated financial statements.

Effective September 1, 2009, the Corporation adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”).  The Codification is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. References made to FASB guidance throughout this document have been updated for the Codification.  The adoption of the

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Codification did not have a material impact on the Corporation’s consolidated results of operations and consolidated financial position.

In December 2007, the FASB issued FASB ASC Topic 805 Business Combinations (“ASC 805”). The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition related costs as incurred. The Corporation adopted ASC 805 on January 1, 2009 and is applied prospectively to business combinations completed on or after this date.

In September 2006, the FASB issued FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 SFAS establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value.  ASC 820-10 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not change the Corporation’s consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Corporation adopted this guidance effective January 1, 2009.  The adoption of this guidance did not have a material impact on the Corporation’s results of operations and consolidated financial position.

In May 2009, the FASB issued ASC 855, Subsequent Events (“ASC 855”), which was effective for the Corporation during the second quarter of 2009.  ASC 855 sets forth the circumstances and the period after the balance sheet date for which an entity should evaluate events for recognition or disclosure in its financial statements.  In addition, ASC 855 identifies the disclosures that an entity should make about such events.  The Corporation adopted ASC 855 for the nine months ended September 30, 2009 and has evaluated subsequent events from September 30, 2009 through October 26, 2009, the date of issuance of the consolidated financial statements in accordance with the statement.  Adoption of ASC 855 did not have an effect on the Corporation’s results of operations and consolidated financial position.

In April 2009, the FASB issued amendments to ASC 820 Fair Value Measurements and Disclosures (“ASU 2009-05”). ASU 2009-05 requires disclosures, in interim reporting periods and in financial statements for annual reporting periods, regarding the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not on the Corporation’s balance sheet. ASU 2009-05 is effective for interim reporting periods ending after June 15, 2009.  The Corporation adopted the disclosures required under this standard during the nine months ended September 30, 2009. While the adoption of ASU 2009-05 impacts the Corporation’s disclosures, it did not have an impact on the Corporation’s results of operations or financial condition.

The Corporation will be adopting the following changes to its accounting policies in the future.

(i)                                  Canadian standards

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”; 1601 “Consolidated Financial Statements”; and 1602 “Non-controlling interests.”  These sections replace the former Handbook Section 1581, “Business Combinations” and Handbook Section 1600, “Consolidated Financial Statements,” and establish a new section for accounting for a non-controlling interest in a subsidiary.  Handbook Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

to years beginning on or after January 1, 2011.  The Corporation is currently assessing the effect these standards may have on the Corporation’s results of operations and consolidated financial position.

(ii)                              US standards

In October 2009, the FASB issued amendments to ASC 605, Revenue Recognition (“ASU 2009-13”) and amendments to ASC 985, Software (“ASU 2009-14). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Corporation does not expect adoption of ASU 2009-13 or ASU 2009-14 to have a material impact on the Corporation’s consolidated results of operations or financial condition.

Note 4. Business Streamlining Initiatives and Windup of Test Equipment Business

In November 2007, the Corporation recorded a charge of $1,990 for severance and related expenses for business streamlining initiatives, which were included in selling, general and administrative expenses as at December 31, 2007.  These amounts were charged to the Corporation’s business segments as follows: OnSite Generation - $142; Power Systems - $846; and $1,002 for the Corporate and Other business segment. As at September 30, 2009, the Corporation had paid $1,990 in respect of these charges. $9 has been paid in respect of these charges in 2009.

On January 5, 2009, in order to further streamline operations, the Corporation reduced its headcount and implemented additional cost saving measures in order to maximize the Corporation’s cash resources.  The Corporation recorded a $582 charge for severance and related expenses, which are included in selling, general and administrative expenses. These amounts were charged to the Corporation’s business segments as follows: OnSite Generation - $99; and Power Systems - $483. As at September 30, 2009, the Corporation had paid $569 in respect of these charges. The remaining balance of $13 as at September 30, 2009 is anticipated to be paid in 2009.

Note 5. Inventories

	Sept. 30 2009	Dec. 31 2008
Raw materials	$3,714	$4,938
Work-in-progress	4,448	5,004
Finished goods	3,525	159
	$11,687	$10,101

During the three and nine months ended September 30, 2009, the Corporation recorded writedowns of $14 and $57, respectively (three and nine months ended September 30, 2008 - $116 and $475, respectively).  During the three and nine months ended September 30, 2009, approximately $593 and $6,845 respectively, of inventory was expensed in cost of sales (September 30, 2008 - $828 and $7,753, respectively).

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 6. Warranties

Product warranty liabilities are included in accounts payable and accrued liabilities on the interim consolidated balance sheets. Changes in the Corporation’s aggregate product warranty liabilities for the nine months ended September 30, 2009 and 2008 are as follows:

	Sept. 30 2009	Sept. 30 2008
Balance, December 31, 2008 and 2007	$3,717	$3,592
Accruals for warranties during the period	1,030	1,809
Settlements made during the period	(926)	(1,088)
Reversal of warranty accruals during period	(200)	—
Balance, September 30, 2009 and 2008	$3,621	$4,313

Note 7. Stock-based compensation

During the nine months ended September 30, 2009, 1,928,600 (September 30, 2008 - 1,300,004) stock options with a weighted average fair value of $0.31 at the date of grant (September 30, 2008 - $0.29) were issued to employees.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	Sept. 30 2009	Sept. 30 2008
Risk-free interest rate (%)	2.93%	3.46%
Expected volatility (%)	66%	64%
Expected life (in years)	4	4
Expected dividends	nil	nil

Stock-based compensation expense of $111 and $321 for the three and nine months ended September 30, 2009, respectively, is included in selling, general and administrative expenses (September 30, 2008 - $156 and $567, respectively).

In 2004, the Corporation created a deferred share unit plan (“DSU Plan”) for directors. During the nine months ended September 30, 2009, 326,548 (September 30, 2008 — 195,740) DSUs were issued with immediate vesting on the date of issuance. As at September 30, 2009, 1,076,652 (September 30, 2008 — 627,549) DSUs were outstanding under the DSU plan. The Corporation recognized a compensation expense of $174 and $431 for the three and nine months ended September 30, 2009 (September 30, 2008 — ($541) and $15, respectively). The liability is included within accounts payable and accrued liabilities.

In 2008, the Corporation created a restricted share unit (“RSU”) plan for senior executives. During the nine months ended September 30, 2009, 920,500 (September 30, 2008 - 1,287,500) RSUs were awarded under the terms of the RSU plan, with vesting occuring on December 31 of the third year following the date of grant.  As at September 30, 2009, 2,208,000 (September 30, 2008 - 1,287,500) RSUs were outstanding under the RSU plan.  The Corporation recognized a compensation expense of $147 and $296 for the three and nine months ended September 30, 2009, respectively (September 30, 2008 - $172 and $383, respectively). The liability is included within accounts payable and accrued liabilities.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 8. Research and Product Development

Research and product development expenses are recorded net of third party program funding received or receivable. For the three and nine months ended September 30, 2009, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended Sept. 30
	2009	2008
Research and product development expenses	$1,375	$2,640
Research and product development funding	(244)	(525)
Net research and product development expenses	$1,131	$2,115

	Nine months ended Sept. 30
	2009	2008
Research and product development expenses	$5,088	$6,887
Research and product development funding	(589)	(1,332)
Net research and product development expenses	$4,499	$5,555

Note 9. Lines of Credit

As at September 30, 2009, the Corporation had operating lines of credit available up to $4,066 (December 31, 2008 - $11,535).   The change in the available lines of credit from December 31, 2008 is the result of a renegotiation of the terms of one of the lines of credit. As at September 30, 2009 and December 31, 2008, the Corporation had no indebtedness on these lines of credit. The operating facilities are denominated in Canadian dollars and the Euro and bear interest at a Canadian chartered bank’s prime rate plus 3% and EURIBOR, respectively. The operating facilities are due on demand and collateralized by a general security agreement over all of the assets of the Corporation. The Corporation’s available lines of credit are reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by several financial institutions.

As noted in Note 14. Subsequent Events, subsequent to September 30, 2009, the Corporation terminated its credit facility with a Canadian chartered bank. The Corporation’s available operating lines of credit are currently $2,200.  The lines of credit continue to be reduced by outstanding letters of credit and letters of guarantee that are further disclosed in Note 11. Guarantees and Commitments.

Note 10. Net Loss Per Share

For the three and nine months ended September 30, 2009, the weighted average number of common shares outstanding was 92,465,177 and 92,426,197, respectively. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 11. Guarantees and Commitments

As at September 30, 2009, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that total $2,413 (December 31, 2008 - $2,306), with expiry dates extending to October 2011. The Corporation has restricted cash totaling $1,554 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

On June 11, 2009, the Corporation entered into an agreement (the “Support Agreement”) with the trustees of Algonquin Power Income Fund and the Corporation’s wholly-owned subsidiary, 7188501 Canada Inc. (“New Hydrogenics”).  The transaction involves a Plan of Arrangement and exchange offers pursuant to which, among other things, the Corporation has offered to acquire all of the issued and outstanding units and convertible debentures of Algonquin Power Income Fund in exchange for new securities of the Corporation.  The transaction is currently scheduled to close on October 27, 2009 with the total number of securities to be issued to be determined on the date of closing.  Approximately 99% of the votes cast by shareholders represented in person or by proxy at the Corporation’s special meeting of shareholders held on July 27, 2009 approved the Plan of Arrangement. The Corporation obtained the final order approving the Plan of Arrangement from the Ontario Superior Court of Justice (Commercial List) on July 29, 2009. Pursuant to the Plan of Arrangement, the Corporation will transfer its business and operations, including substantially all of its assets and liabilities, excluding the Corporation’s tax basis, to New Hydrogenics.  New Hydrogenics will have all of the same business assets, liabilities, directors, management and employees as Hydrogenics has currently, except for certain tax attributes that will remain behind, and the Corporation’s shareholders will become shareholders of New Hydrogenics.  Pursuant to the exchange offers, unitholders of Algonquin Power Income Fund have been offered to exchange their units for a new class of common shares of the Corporation, and debentureholders of Algonquin Power Income Fund have been offered to exchange their convertible debentures for new convertible debentures or new common shares of the Corporation, which will result in, among other things, securityholders of Algonquin Power Income Fund who accept the offers becoming securityholders of the Corporation and Algonquin Power Income Fund becoming a subsidiary entity of the Corporation.  Upon completion of the Plan of Arrangement, unitholders of Algonquin Power Income Fund will not retain any interest in the business of the Corporation nor will shareholders of the Corporation retain any interest in the business of Algonquin Power Income Fund; the Corporation will be renamed “Algonquin Power & Utilities Corp.” (“New Algonquin”) and New Hydrogenics will continue the Corporation’s business as “Hydrogenics Corporation”.

Note 12. Segmented Financial Information

The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems.  Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products.  Test Systems includes the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.

Financial information by reportable segment for the three and nine months ended September 30, 2009 and 2008 is as follows:

	Three months ended September 30, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$2,521	$1,037	$—	$—	$3,558
Amortization of property, plant and equipment	—	—	—	292	292
Interest income	—	—	—	7	7
Interest expense	—	—	—	(5)	(5)
Income tax expense	—	—	—	17	17
Segment loss (i)	(750)	(1,568)	(65)	(3,056)	(5,439)

	Nine months ended September 30, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$10,154	$4,480	$—	$—	$14,634
Amortization of property, plant and equipment	—	—	—	743	743
Interest income	—	—	—	94	94
Interest expense	—	—	—	(9)	(9)
Income tax expense	—	—	—	17	17
Segment loss (i)	(1,171)	(6,039)	(289)	(7,947)	(15,446)

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Three months ended September 30, 2008
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$9,224	$1,761	$—	$—	$10,985
Amortization of intangible assets	—	—	—	63	63
Amortization of property, plant and equipment	—	—	—	179	179
Interest income	—	—	—	159	159
Interest expense	—	—	—	1	1
Income tax expense	—	—	—	121	121
Segment income (loss) (i)	795	(2,763)	(252)	(1,508)	(3,728)

	Nine months ended September 30, 2008
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$23,134	$4,862	$2,489	$—	$30,485
Amortization of intangible assets	—	—	—	188	188
Amortization of property, plant and equipment	—	—	—	700	700
Interest income	—	—	—	785	785
Interest expense	—	—	—	13	13
Income tax recovery	—	—	—	120	120
Segment income (loss) (i)	1,188	(7,587)	(544)	(5,426)	(12,369)

(i) Segment income (loss) includes revenues less; cost off revenues, directly attributable selling, general and administrative costs, research and product development costs net of associated grants, amortization of property, plant and equipment and intangible assets, other expenses (or income) and income taxes. Amortization of property, plant and equipment  are not allocated to the segments as a significant portion of the Corporation’s assets are common across the segments.

The accounting policies for intersegment transactions are the same as those described in note 2.

Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at September 30, 2009 were $nil and $5,025 (December 31, 2008 - $nil and $5,025), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.

A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Revenues are segmented by geography, as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2009	2008	2009	2008
Canada	$888	$190	$2,107	$862
United States	715	2,930	2,050	7,520
France	605	403	730	432
South Africa	392	—	422	—
Denmark	169	—	169	—
United Arab Emirates	167	—	167	—
Malaysia	153	—	183	—
Russia	146	4,977	816	7,483
China	60	13	75	1,005
India	38	95	719	95
Germany	16	6	1,551	474
Spain	16	610	786	1,886
Sweden	56	17	142	1,075
Poland	8	637	31	644
Turkey	—	—	1,856	76
Austria	—	—	1,110	—
Virgin Islands	—	—	404	—
Ukraine	—	—	377	—
Belize	—	—	315	—
Belgium	—	384	—	3,000
Korea	—	39	—	1,271
Brazil	—	24	—	706
Saudi Arabia	—	—	—	1,842
Rest of world	129	660	624	2,114
	$3,558	$10,985	$14,634	$30,485

Note 13.  Differences between Canadian and United States Accounting Principles

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its interim consolidated financial statements been prepared in accordance with accounting US GAAP.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

A reconciliation of net loss for the three and nine months ended September 30, 2009 and 2008 from Canadian GAAP to conform with US GAAP is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2009	2008	2009	2008
Net loss for the period, based on Canadian GAAP	$(5,439)	$(3,728)	$(15,446)	$(12,369)
Stock-based compensation (i)	22	—	90	—
Net loss for the period based on US GAAP	$(5,417)	$(3,728)	$(15,356)	$(12,369)
Basic and diluted loss per share based on US GAAP	$(0.06)	$(0.04)	$(0.17)	$(0.13)
Weighted average number of common shares outstanding	92,465,177	92,378,737	92,426,197	91,971,529

(i)            Under US GAAP, stock-based compensation cost is based on the estimated number of instruments expected to vest, which are then re-estimated at reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, deferred share units and restricted share units are accounted for in the period in which the forfeiture occurs.

The additional disclosures required by US GAAP and certain applicable US SEC regulations are as follows:

Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. The Corporation is currently not aware of any actions under these agreements. Accordingly, no amount has been recorded in these interim consolidated financial statements with respect to these indemnification agreements.

In addition, on or before the effective date of the proposed transaction with the trustees of Algonquin Power Income Fund, as further described in the Corporation’s management proxy circular dated June 25, 2009, the Corporation will enter into an indemnity agreement which is primarily designed to provide indemnification from New Hydrogenics, the resulting entity that will carry on the business previously carried on by the Corporation, to “New Algonquin”, the corporate successor entity to Hydrogenics, for claims relating to New Hydrogenics’ business that are brought against New Algonquin in the future.

Note 14.  Subsequent Events

Subsequent to September 30, 2009, the Corporation terminated its credit facility with a Canadian chartered bank.